Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”) with respect to the second quarter of 2012 and six months ended June 30, 2012, has been derived from TOTAL’s unaudited consolidated financial statements for the second quarter of 2012 and six months ended June 30, 2012.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2011, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2012, as amended on March 27, 2012.

•                           Key figures and consolidated accounts of TOTAL*

2Q12	1Q12	2Q11	2Q12 vs 2Q11	in millions of euros except earnings per share and number of shares	1H12	1H11	1H12 vs 1H11
49,135	51,168	45,009	+9%	Sales	100,303	91,038	+10%
				Adjusted net operating income from business segments**
2,500	2,939	2,457	+2%	• Upstream	5,439	5,306	+3%
383	61	180	x2. 1	• Refining & Chemicals	444	446	—
241	257	264	-9%	• Supply & Marketing	498	512	-3%
0.70	1.62	1.21	-42%	Fully-diluted earnings per share (euros)	2.32	2.96	-22%
2,264	2,265	2,256	—	Fully-diluted weighted-average shares (millions)	2,264	2,252	+1%
1,585	3,662	2,726	-42%	Net income (Group share)	5,247	6,672	-21%
4,964	5,940	7,570	-34%	Investments***	10,904	13,253	-18%
980	1,690	1,338	-27%	Divestments	2,670	2,001	+33%
3,984	4,250	6,232	-36%	Net investments	8,234	11,252	-27%
6,167	5,267	5,064	+22%	Cash flow from operations	11,434	10,778	+6%

* Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

** For a discussion of the segment reorganization effective January 1, 2012, see “Analysis of business segments” below.

*** Including acquisitions.

•                           Second quarter 2012 results

>  Sales

In the second quarter 2012, the Brent price averaged 108.3 $/b, a decrease of 7% compared to the second quarter 2011 and 9% compared to the first quarter 2012. The European refining margin indicator (ERMI) averaged 38.2 $/t, more than double compared to the second quarter 2011 and an increase of 83% compared to the first quarter 2012. In the second quarter 2012, the environment for petrochemicals improved in Europe and the environment for specialty chemicals remained satisfactory.

The euro-dollar exchange rate averaged 1.28 $/€ in the second quarter 2012, 1.44 $/€ in the second quarter 2011 and 1.31 $/€ in the first quarter 2012.

In this environment, sales were €49,135 million in the second quarter 2012, an increase of 9% compared to €45,009 million in the second quarter 2011.

>  Net income

Net income (Group share) in the second quarter 2012 decreased by 42% to €1,585 million from €2,726 million in the second quarter 2011, mainly due to the impact of the inventory valuation effect described hereafter. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €959 million in the second quarter 2012, primarily as a result of the decrease in the price of Brent during the period, and a negative impact of €74 million in the second quarter 2011. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) of €9 million in the second quarter 2012, compared to a negative impact of €41 million in the second quarter 2011. Special items had a negative impact on net income (Group share) of €323 million in the second quarter 2012. As indicated previously in its Annual Reports on Form 20-F, TOTAL has been cooperating with the SEC and the Department of Justice (“DOJ”) in connection with an investigation concerning gas contracts awarded in Iran in the 1990s. TOTAL, the SEC and the DOJ have conducted discussions to resolve issues arising from the investigation. In light of recent progress in these discussions, TOTAL has provisioned €316 million in its accounts in the second quarter of 2012. Special items in the second quarter 2011 had a positive impact on net income (Group share) of €47 million.

Fully-diluted earnings per share, based on 2,264 million fully-diluted weighted-average shares, was €0.70 in the second quarter 2012 compared to €1.21 in the second quarter 2011, a decrease of 42%.

>  Investments — divestments(1)

Investments, excluding acquisitions and including changes in non-current loans, were €4.4 billion in the second quarter 2012 compared to €3.5 billion in the second quarter 2011.

Acquisitions were €437 million in the second quarter 2012, comprised essentially of the acquisition of an additional 1% of Novatek and the carry in the Utica shale gas and condensates project in the United States, compared to €4.0 billion in the second quarter 2011.

Asset sales in the second quarter 2012 were €834 million, including mainly the sale of Sanofi shares, compared to €1.2 billion in the second quarter 2011.

Net investments(2) were €4.0 billion in the second quarter 2012 compared to €6.2 billion in the second quarter 2011.

>  Cash flow

Cash flow from operations was €6,167 million in the second quarter 2012 compared to €5,064 million in the second quarter 2011, essentially resulting from a change in working capital requirements. Cash flow from operating activities was affected by changes in oil and oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow(3) was a positive €2,183 million in the second quarter 2012 compared to a negative €1,168 million in the second quarter 2011, reflecting essentially a reduced level of acquisitions.

•                           First half 2012 results

>  Sales

Compared to the first half 2011, the average Brent price increased by 2% to 113.6 $/b. The ERMI averaged 29.5 $/t for the first half 2012 compared to 20.4 $/t for the first half 2011.

The euro-dollar exchange rate averaged 1.30 $/€ in the first half 2012 compared to 1.40 $/€ in the first half 2011.

In this environment, sales were €100,303 million in the first half 2012, an increase of 10% compared to €91,038 million in the first half 2011.

>  Net income

Net income (Group share) in the first half 2012 decreased by 21% to €5,247 million from €6,672 million in the first half 2011, mainly due to the change in inventory valuation effect described hereafter. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €369 million in the first half 2012, primarily as a result of the decrease in the price of Brent during the period, and a positive impact of

(1)  Detail shown on page 12 of this exhibit.

(2)  Net investments = investments including acquisitions and changes in non-current loans - asset sales.

(3)  Net cash flow = cash flow from operations - net investments.

€872 million in the first half 2011. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €11 million in the first half 2012, compared to a positive impact of €22 million in the first half 2011. Special items had a negative impact on net income (Group share) of €305 million in the first half 2012, including, essentially, the second quarter 2012 provision of €316 million described above in “Second quarter 2012 results — Net income”. Special items in the first half 2011 had a negative impact on net income (Group share) of €120 million, comprised essentially of the increase in the deferred tax liability due to the change in UK taxes.

Fully-diluted earnings per share, based on 2,264 million fully-diluted weighted-average shares, was €2.32 in the first half 2012 compared to €2.96 in the first half 2011, a decrease of 22%.

>  Investments — divestments(4)

Investments, excluding acquisitions and including changes in non-current loans, were €8.3 billion in the first half 2012 compared to €6.3 billion in the first half 2011.

Acquisitions were €2.3 billion in the first half 2012, comprised essentially of the acquisition of exploration and production interests in Uganda, an additional 1.1% stake in Novatek, an exploration license in Angola, the non-controlling interest in Fina Antwerp Olefins and the carry in the Utica shale gas and condensates project in the United States, compared to €6.5 billion in the first half 2011.

Asset sales in the first half 2012 were €2.3 billion, comprised essentially of sales of Sanofi shares, a stake in the Gassled pipeline in Norway, Upstream assets in France, and stakes in Composites One in the United States and Pec-Rhin in France, compared to €1.5 billion in the first half 2011.

Net investments were €8.2 billion in the first half 2012 compared to €11.3 billion in the first half 2011.

>  Cash flow

Cash flow from operations was €11,434 million in the first half 2012, an increase of 6% compared to the first half 2011, essentially resulting from a change in working capital requirements. Cash flow from operating activities was affected by changes in oil and oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow was a positive €3,200 million in the first half 2012 compared to a negative €474 million in the first half 2011, reflecting essentially a reduced level of acquisitions.

The net-debt-to-equity ratio was 21.5% on June 30, 2012, compared to 24.3% on June 30, 2011(5), in line with the Group’s target range.

•                           Analysis of business segment results

In October 2011, the Group announced a proposed reorganization of its Downstream and Chemicals segments. The procedure for informing and consulting with employee representatives took place and the reorganization became effective on January 1, 2012. This led to organizational changes, with the creation of: a Refining & Chemicals segment, a large industrial center that encompasses refining, petrochemicals, fertilizers and specialty chemicals operations, as well as oil trading and shipping activities; and a Supply & Marketing segment, which is dedicated to worldwide supply and marketing activities in the oil products field. Historical numbers contained herein have been restated on this basis.

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as

(4)  Detail shown on page 12 of this exhibit.

(5)  Detail shown on page 12 of this exhibit.

restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Supply & Marketing segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s consolidated interim financial statements, see pages 23-30, 32-33 and 43-47 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

UPSTREAM SEGMENT

•  Environment — liquids and gas price realizations*

2Q12	1Q12	2Q11	2Q12 vs 2Q11		1H12	1H11	1H12 vs 1H11
108.3	118.6	117.0	-7%	Brent ($/b)	113.6	111.1	+2%
101.6	115.2	110.6	-8%	Average liquids price ($/b)	108.3	104.6	+4%
7.10	7.16	6.60	+8%	Average gas price ($/Mbtu)	7.10	6.39	+11%
76.0	82.1	76.9	-1%	Average hydrocarbons price ($/boe)	79.0	74.1	+7%

* Consolidated subsidiaries, excluding fixed margins. Effective first quarter 2012, over/under-lifting valued at market prices.

•  Production

2Q12	1Q12	2Q11	2Q12 vs 2Q11	Hydrocarbon production	1H12	1H11	1H12 vs 1H11
2,261	2,372	2,311	-2%	Combined production (kboe/d)	2,317	2,341	-1%
1,218	1,229	1,197	+2%	• Liquids (kb/d)	1,224	1,245	-2%
5,722	6,226	6,077	-6%	• Gas (Mcf/d)	5,974	5,979	—

Hydrocarbon production was 2,261 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2012, a decrease of 2% compared to the second quarter 2011, essentially as a result of:

•           +4.5% for growth from new projects;

•           -1% for normal decline, partially offset by lower scheduled maintenance;

•           -3.5% for incidents in the UK North Sea and Nigeria;

•           -2% for disruptions related to security conditions in Yemen and the production shut-down in Syria, net of the positive effect of the return of production in Libya; and

•           changes in the portfolio, essentially an increase in the stake in Novatek and the sale of CEPSA, had no impact on the quarter.

In the first half 2012, hydrocarbon production was 2,317 kboe/d, a decrease of 1% compared to the first half 2011, essentially as a result of:

•                  +3.5% for growth from new projects;

•                  +2.5% for changes in the portfolio, comprised of integrating the share of Novatek production partially offset by the impact of the sale of CEPSA and the exploration-production subsidiary in Cameroon;

•                  -3% for normal decline, partially offset by lower scheduled maintenance;

•                  -2% for incidents in the UK North Sea and Nigeria; and

•                  -2% for disruptions related to security conditions in Yemen and the production shut-down in Syria, net of the positive effect of the return of production in Libya.

•  Results

2Q12	1Q12	2Q11		2Q12 vs 2Q11	in millions of euros	1H12	1H11		1H12 vs 1H11
5,476	6,618	5,166		+6%	Non-Group sales	12,094	11,310		+7%
4,943	6,432	5,335		-7%	Operating income	11,375	11,240		+1%
55	25	55		—	Adjustments affecting operating income	80	(29)		n/a
4,998	6,457	5,390		-7%	Adjusted operating income*	11,455	11,211		+2%
2,500	2,939	2,457		+2%	Adjusted net operating income*	5,439	5,306		+3%
414	484	366		+13%	• Includes adjusted income from equity affiliates	898	740		+21%
4,278	5,368	6,868		-38%	Investments	9,646	12,100		-20%
234	759	921		-75%	Divestments	993	1,256		-21%
5,259	5,624	4,782	**	+10%	Cash flow from operating activities	10,883	9,425	**	+15%

* Detail of adjustment items shown in the business segment information starting on pages 23, 32 and 43 of this exhibit.

** Reclassification of €823 million between Upstream and Holding segments relating to intra-Group operations having no impact on cash flow from operating activities.

Adjusted net operating income from the Upstream segment was €2,500 million in the second quarter 2012 compared to €2,457 million in the second quarter 2011, an increase of 2% resulting from a decrease in the value of the euro partially mitigated principally by the decrease in certain downstream gas activities of the Upstream segment and a less favorable production mix.  In particular, the Group estimates that the loss of production relating to Elgin represents a negative impact of approximately $130 million (approximately €100 million(6)) on the adjusted net operating income of the Upstream segment in the second quarter 2012.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a positive impact on the Upstream segment’s adjusted net operating income of €46 million in the second quarter 2012 and a negative impact of €76 million in the second quarter 2011.

The effective tax rate for the Upstream segment was 58.4% compared to 61.6% in the second quarter 2011, essentially due to income contribution mix. The effective tax rate for the Upstream segment was 62.1% in the first quarter 2012.

Adjusted net operating income from the Upstream segment in the first half 2012 was €5,439 million compared to €5,306 million in the first half 2011, an increase of 3% resulting from a decrease in the value of the euro partially mitigated

(6)  Calculated based on the average euro-dollar exchange rate of 1.28 $/€ in the second quarter 2012.

principally by the decrease in certain downstream gas activities of the Upstream segment and a less favorable production mix.

The return on average capital employed (ROACE(7)) for the Upstream segment was 20% for the twelve months ended June 30, 2012, stable compared to the ROACE calculated for the twelve months ended March 31, 2012, and for the full year 2011. The annualized second quarter 2012 ROACE for the Upstream segment was 17%.

REFINING & CHEMICALS SEGMENT

•  Refinery throughput and utilization rates*

2Q12	1Q12	2Q11	2Q12 vs 2Q11		1H12	1H11	1H12 vs 1H11
1,878	1,830	1,855	+1%	Total refinery throughput (kb/d)	1,855	1,934	-4%
752	692	692	+9%	• France	722	719	—
876	879	877	—	• Rest of Europe	878	962	-9%
250	259	286	-13%	• Rest of world	255	253	+1%
				Utilization rates**
86%	82%	75%		• Based on crude only	84%	77%
90%	88%	79%		• Based on crude and other feedstock	89%	82%

* Includes share of CEPSA through July 31, 2011, and of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Supply & Marketing segment.

** Based on distillation capacity at the beginning of the year.

In the second quarter 2012, refinery throughput increased by 1% compared to the second quarter 2011 and by 3% compared to the first quarter 2012. In the second quarter 2012, throughput was impacted mainly by scheduled turnarounds at the Provence and Feyzin refineries, and a streamcracker at the Antwerp platform.

The utilization rate based on crude and other feedstock was 90% in the second quarter 2012 compared to 88% in the first quarter 2012 and 79% in the second quarter 2011.

In the first half 2012, despite improved utilization rates, refinery throughput decreased by 4% compared to the first half 2011, reflecting essentially scheduled turnarounds in the first half 2012 and the portfolio effect relating to the sale of the Group’s interest in CEPSA at the end of July 2011.

•  Results

2Q12	1Q12	2Q11	2Q12 vs 2Q11	in millions of euros (except ERMI refining margins)	1H12	1H11	1H12 vs 1H11
38.2	20.9	16.3	x2.3	European refining margin indicator - ERMI ($/t)	29.5	20.4	+45%
22,592	23,096	19,089	+18%	Non-Group sales	45,688	38,474	+19%
(773)	736	(25)	n/a	Operating income	(37)	1,410	n/a
1,238	(783)	170	x7.3	Adjustments affecting operating income	455	(976)	n/a
465	(47)	145	x3.2	Adjusted operating income*	418	434	-4%
383	61	180	x2.1	Adjusted net operating income*	444	446	—
100	91	98	+2%	• Contribution of Specialty chemicals**	191	203	-6%
501	429	519	-3%	Investments	930	863	+8%
7	141	13	-46%	Divestments	148	29	x5.1
625	(36)	180	x3.5	Cash flow from operating activities	589	1,238	-52%

* Detail of adjustment items shown in the business segment information starting on pages 23, 32 and 43 of this exhibit.

** Made up of Hutchinson, Bostik and Atotech, and including coatings and photocure resins until they were sold in July 2011.

(7) Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 13 of this exhibit.

The ERMI averaged 38.2 $/t in the second quarter 2012, more than double the average of the second quarter 2011. Petrochemical margins also recovered in the second quarter as a result of the decline in crude prices and reduced supply due to the number of scheduled turnarounds.

Adjusted net operating income from the Refining & Chemicals segment was €383 million in the second quarter 2012 compared to €180 million in the second quarter 2011. This increase is explained essentially by a more favorable environment and the improvement in utilization rates.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the Refining & Chemicals segment’s adjusted net operating income of €877 million in the second quarter 2012 and a positive impact of €86 million in the second quarter 2011. The exclusion of special items had no impact on the Refining & Chemicals segment’s adjusted net operating income in the second quarter 2012 and a positive impact of €99 million in the second quarter 2011.

Adjusted net operating income from the Refining & Chemicals segment in the first half 2012 was €444 million, stable compared to the first half 2011. Although refining margins in Europe improved in the second quarter 2012, the results were also impacted by the sale of the Group’s interest in CEPSA at the end of July 2011 and a very difficult environment for petrochemicals in Europe in the first quarter 2012.

The ROACE for the Refining & Chemicals segment was 5% for the twelve months ended June 30, 2012, compared to 4% for the twelve months ended March 31, 2012, and 5% for the full year 2011. The annualized second quarter 2012 ROACE for the Refining & Chemicals segment was 9%.

SUPPLY & MARKETING SEGMENT

•  Refined product sales

2Q12	1Q12	2Q11	2Q12 vs 2Q11	Sales in kb/d*	1H12	1H11	1H12 vs 1H11
1,166	1,211	1,491	-22%	Europe	1,189	1,561	-24%
524	529	534	-2%	Rest of world	526	525	—
1,690	1,740	2,025	-17%	Total Supply & Marketing sales	1,715	2,085	-18%

* Excludes trading and bulk Refining sales, which are reported under the Refining & Chemicals segment (see page 11 of this exhibit); includes share of TotalErg and, until July 31, 2011, CEPSA.

In the second quarter 2012, sales volumes decreased by 17% compared to the second quarter 2011. This decrease is due to the sale of marketing activities in the UK, the sale of the Group’s interest in CEPSA in 2011 and the negative effect of mild weather conditions on European sales.

•  Results

2Q12	1Q12	2Q11	2Q12 vs 2Q11	in millions of euros	1H12	1H11	1H12 vs 1H11
21,020	21,411	20,753	+1%	Non-Group sales	42,431	41,242	+3%
184	432	381	-52%	Operating income	616	850	-28%
146	(63)	(20)	n/a	Adjustments affecting operating income	83	(230)	n/a
330	369	361	-9%	Adjusted operating income*	699	620	+13%
241	257	264	-9%	Adjusted net operating income*	498	512	-3%
161	136	152	+6%	Investments	297	243	+22%
20	34	27	-26%	Divestments	54	48	+13%
(101)	(302)	(35)	n/a	Cash flow from operating activities	(403)	(79)	n/a

* Detail of adjustment items shown in the business segment information starting on pages 23, 32 and 43 of this exhibit.

The Supply & Marketing segment’s sales were €21.0 billion in the second quarter 2012, an increase of 1% compared to the second quarter 2011.

Adjusted net operating income from the Supply & Marketing segment was €241 million in the second quarter 2012, a decrease of 9% compared to the second quarter 2011, essentially due to the sale of marketing activities in the UK.

Adjusted net operating income for the Supply & Marketing segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the Supply & Marketing segment’s adjusted net operating income of €99 million in the second quarter 2012 and a negative impact of €27 million in the second quarter 2011. The exclusion of special items had a positive impact of €8 million on the Supply & Marketing segment’s adjusted net operating income in the second quarter 2012 and a positive impact of €12 million in the second quarter 2011.

The ROACE for the Supply & Marketing segment was 16% for the twelve months ended June 30, 2012, compared to 17% for the twelve months ended March 31, 2012, and 18% for the full-year 2011. The annualized second quarter 2012 ROACE for the Supply & Marketing segment was 15%.

•                           Summary and outlook

On July 26, 2012, TOTAL’s Board of Directors approved a second quarter 2012 interim dividend of €0.59 per share, an increase of 3.5% from the previous quarter(8).

In the Upstream segment, exploration activities for the second half 2012 will be focused on assessing recent discoveries and preparing for new exploration wells in several promising plays, notably in the Gulf of Mexico, Ivory Coast, or the Norwegian North Sea. The upcoming start-ups in Angola, China, and Kazakhstan will add to the projects already in production.

After successfully addressing the incident on the Elgin platform, the Group entered a phase of evaluation and assessment which precedes resumption of production, and its status will be followed closely. Safety and protection of the environment remain priorities during this process.

Since the beginning of the third quarter, refining margins in Europe have been favorable. Refinery throughput during the second half 2012 will likely be impacted by the scheduled turnaround of the Normandy refinery expected to begin in early September.

The Group will continue to optimize its portfolio across all business segments and to strengthen its competitiveness.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

(8) The ex-dividend date for the interim dividend will be December 17, 2012, and the payment date will be December 20, 2012. For holders of American Depositary Shares of TOTAL, the ex-dividend date will be December 12, 2012, and the expected payment date will be January 10, 2013.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                  the quality of future opportunities that may be presented to or pursued by TOTAL;

•                  the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                  the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2011.

Operating information by segment for
second quarter and first half 2012

•                  Upstream

2Q12	1Q12	2Q11	2Q12 vs 2Q11	Combined liquids and gas production by region (kboe/d)	1H12	1H11	1H12 vs 1H11

429	499	475	-10%	Europe	464	528	-12%

706	709	628	+12%	Africa	707	659	+7%

477	511	571	-16%	Middle East	494	576	-14%

69	68	66	+5%	North America	69	67	+3%

187	182	190	-2%	South America	185	188	-2%

213	214	241	-12%	Asia-Pacific	213	241	-12%

180	189	140	+29%	CIS	185	82	X2,3

2,261	2,372	2,311	-2%	Total production	2,317	2,341	-1%

578	628	605	-4%	Includes equity affiliates and non-consolidated affiliates	603	552	+9%

2Q12	1Q12	2Q11	2Q12 vs 2Q11	Liquids production by region (kb/d)	1H12	1H11	1H12 vs 1H11

199	226	240	-17%	Europe	212	251	-16%

573	566	484	+18%	Africa	570	517	+10%

310	300	321	-3%	Middle East	305	323	-6%

25	24	26	-4%	North America	25	29	-14%

60	63	73	-18%	South America	61	78	-22%

25	24	28	-11%	Asia-Pacific	25	28	-11%

26	26	25	+4%	CIS	26	19	+37%

1,218	1,229	1,197	+2%	Total production	1,224	1,245	-2%

311	299	331	-6%	Includes equity affiliates and non-consolidated affiliates	305	328	-7%

2Q12	1Q12	2Q11	2Q12 vs 2Q11	Gas production by region (Mcf/d)	1H12	1H11	1H12 vs 1H11

1,264	1,492	1,284	-2%	Europe	1,378	1,512	-9%

674	730	734	-8%	Africa	702	726	-3%

916	1,143	1,355	-32%	Middle East	1,029	1,372	-25%

253	247	226	+12%	North America	249	215	+16%

759	663	650	+17%	South America	711	611	+16%

1,019	1,073	1,209	-16%	Asia-Pacific	1,046	1,206	-13%

837	878	619	+35%	CIS	859	337	X2,5

5,722	6,226	6,077	-6%	Total production	5,974	5,979	—

1,445	1,773	1,478	-2%	Includes equity affiliates and non-consolidated affiliates	1,609	1,214	+33%

2Q12	1Q12	2Q11	2Q12 vs 2Q11	Liquefied natural gas	1H12	1H11	1H12 vs 1H11

2.35	3.24	3.33	-29%	LNG sales* (Mt)	5.58	6.69	-17%

* Sales, Group share, excluding trading; 2011 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2011 SEC coefficient.

•                  Downstream (Refining & Chemicals and Supply & Marketing)

2Q12	1Q12	2Q11	2Q12 vs 2Q11	Refined product sales by region (kb/d)*	1H12	1H11	1H12 vs 1H11

2,060	2,066	2,292	-10%	Europe	2,064	2,387	-14%

401	392	397	+1%	Africa	397	383	+4%

509	441	603	-16%	Americas	475	521	-9%

508	568	487	+4%	Rest of world	538	484	+11%

3,478	3,467	3,779	-8%	Total consolidated sales	3,473	3,774	-8%

542	501	413	+31%	Includes bulk sales	522	425	+23%

1,246	1,226	1,343	-7%	Includes trading	1,236	1,264	-2%

* Includes share of CEPSA through July 31, 2011, and of TotalErg.

Investments - Divestments

2Q12	1Q12	2Q11	2Q12 vs 2Q11	In millions of euros	1H12	1H11	1H12 vs 1H11

4,381	3,873	3,467	+26%	Investments excluding acquisitions*	8,254	6,254	+32%

319	350	242	+32%	• Capitalized exploration	669	459	+46%

231	159	210	+10%	• Change in non-recurrent loans**	390	2	n/a

437	1,832	4,008	-89%	Acquisitions	2,270	6,537	-65%

4,818	5,705	7,475	-36%	Investments including acquisitions*	10,523	12,791	-18%

834	1,455	1,243	-33%	Asset sales	2,289	1,539	+49%

3,984	4,250	6,232	-36%	Net investments**	8,234	11,252	-27%

*            Includes changes in non-current loans.

**     Includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans.

Net-debt-to-equity ratio

In millions of euros	6/30/2012	3/31/2012	6/30/2011

Current borrowings	10,642	9,574	12,289

Net current financial assets	(1,552)	(1,322)	(2,737)

Non-current financial debt	23,260	22,428	20,410

Hedging instruments of non-current debt	(1,886)	(1,882)	(1,756)

Cash and cash equivalents	(14,998)	(13,330)	(13,387)

Net debt	15,466	15,468	14,819

Shareholders’ equity	72,103	70,945	61,371

Estimated dividend payable	(1,299)	(2,573)	(1,248)

Non-controlling interests	1,256	1,275	934

Equity	72,060	69,647	61,057

Net-debt-to-equity ratio	21.5%	22.2%	24.3%

Return on average capital employed

•                  Twelve months ended June 30, 2012

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing

Adjusted net operating income	10,538	846	996

Capital employed at 6/30/2011*	46,671	16,672	6,187

Capital employed at 6/30/2012*	60,879	16,558	6,579

ROACE	19.6%	5.1%	15.6%

•                  Twelve months ended March 31, 2012

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing

Adjusted net operating income	10,495	643	1,019

Capital employed at 3/31/2011*	44,528	16,369	5,839

Capital employed at 3/31/2012*	59,383	16,222	6,031

ROACE	20.2%	3.9%	17.2%

•                  Full-year 2011

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing

Adjusted net operating income	10,405	848	1,010

Capital employed at 12/31/2010*	43,972	17,265	5,608

Capital employed at 12/31/2011*	58,939	15,883	5,391

ROACE	20.2%	5.1%	18.4%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t)**	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Second quarter 2012	1.28	38.2	108.3	101.6	7.10
First quarter 2012	1.31	20.9	118.6	115.2	7.16
Fourth quarter 2011	1.35	15.1	109.3	104.3	6.79
Third quarter 2011	1.41	13.4	113.4	106.8	6.56
Second quarter 2011	1.44	16.3	117.0	110.6	6.60

*                          European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**                   1 $/t = 0.136 $/b.

***            Consolidated subsidiaries, excluding fixed margin contracts. Beginning with the first quarter of 2012, includes hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	2nd quarter 2012	1st quarter 2012	2nd quarter 2011

Sales	49,135	51,168	45,009
Excise taxes	(4,559)	(4,393)	(4,544)
Revenues from sales	44,576	46,775	40,465

Purchases, net of inventory variation	(32,294)	(32,041)	(28,386)
Other operating expenses	(5,827)	(5,092)	(4,804)
Exploration costs	(269)	(356)	(179)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,028)	(1,838)	(1,531)
Other income	225	289	246
Other expense	(451)	(96)	(138)

Financial interest on debt	(170)	(187)	(159)
Financial income from marketable securities & cash equivalents	24	35	55
Cost of net debt	(146)	(152)	(104)

Other financial income	209	85	335
Other financial expense	(118)	(136)	(104)

Equity in net income (loss) of affiliates	436	541	444

Income taxes	(2,701)	(4,305)	(3,432)
Consolidated net income	1,612	3,674	2,812
Group share	1,585	3,662	2,726
Non-controlling interests	27	12	86
Earnings per share (€)	0.70	1.62	1.21
Fully-diluted earnings per share (€)	0.70	1.62	1.21

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	2nd quarter 2012	1st quarter 2012	2nd quarter 2011

Consolidated net income	1,612	3,674	2,812

Other comprehensive income
Currency translation adjustment	2,360	(1,054)	(666)
Available for sale financial assets	(93)	(66)	315
Cash flow hedge	(67)	70	(11)
Share of other comprehensive income of associates, net amount	(57)	162	(16)
Other	(7)	(6)	(4)

Tax effect	46	(11)	(35)

Total other comprehensive income (net amount)	2,182	(905)	(417)

Comprehensive income	3,794	2,769	2,395
- Group share	3,718	2,783	2,326
- Non-controlling interests	76	(14)	69

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	1st half 2012	1st half 2011

Sales	100,303	91,038
Excise taxes	(8,952)	(8,971)
Revenues from sales	91,351	82,067

Purchases, net of inventory variation	(64,335)	(55,641)
Other operating expenses	(10,919)	(9,506)
Exploration costs	(625)	(438)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,866)	(3,217)
Other income	514	331
Other expense	(547)	(197)

Financial interest on debt	(357)	(295)
Financial income from marketable securities & cash equivalents	59	102
Cost of net debt	(298)	(193)

Other financial income	294	410
Other financial expense	(254)	(212)

Equity in net income (loss) of affiliates	977	950

Income taxes	(7,006)	(7,504)
Consolidated net income	5,286	6,850
Group share	5,247	6,672
Non-controlling interests	39	178
Earnings per share (€)	2.33	2.98
Fully-diluted earnings per share (€)	2.32	2.96

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	1st half 2012	1st half 2011

Consolidated net income	5,286	6,850

Other comprehensive income
Currency translation adjustment	1,306	(2,644)
Available for sale financial assets	(159)	430
Cash flow hedge	3	(35)
Share of other comprehensive income of associates, net amount	105	(103)
Other	(13)	(2)

Tax effect	35	(29)

Total other comprehensive income (net amount)	1,277	(2,383)

Comprehensive income	6,563	4,467
- Group share	6,501	4,356
- Non-controlling interests	62	111

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	June 30, 2012 (unaudited)	March 31, 2012 (unaudited)	December 31, 2011	June 30, 2011 (unaudited)

ASSETS

Non-current assets
Intangible assets, net	13,847	13,231	12,413	8,961
Property, plant and equipment, net	69,868	65,082	64,457	55,323
Equity affiliates : investments and loans	13,911	13,194	12,995	11,054
Other investments	2,222	2,958	3,674	5,287
Hedging instruments of non-current financial debt	1,886	1,882	1,976	1,756
Other non-current assets	4,850	4,494	4,871	3,727
Total non-current assets	106,584	100,841	100,386	86,108

Current assets
Inventories, net	17,111	18,886	18,122	15,950
Accounts receivable, net	19,768	22,811	20,049	18,267
Other current assets	10,435	10,346	10,767	8,474
Current financial assets	1,723	1,471	700	3,122
Cash and cash equivalents	14,998	13,330	14,025	13,387
Total current assets	64,035	66,844	63,663	59,200
Assets classified as held for sale	—	—	—	5,211
Total assets	170,619	167,685	164,049	150,519

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,911	5,911	5,909	5,903
Paid-in surplus and retained earnings	69,181	70,281	66,506	64,148
Currency translation adjustment	401	(1,857)	(988)	(5,177)
Treasury shares	(3,390)	(3,390)	(3,390)	(3,503)
Total shareholders’ equity - Group Share	72,103	70,945	68,037	61,371
Non-controlling interests	1,256	1,275	1,352	934
Total shareholders’ equity	73,359	72,220	69,389	62,305

Non-current liabilities
Deferred income taxes	12,380	12,179	12,260	9,619
Employee benefits	2,005	2,215	2,232	2,111
Provisions and other non-current liabilities	11,264	10,579	10,909	8,419
Non-current financial debt	23,260	22,428	22,557	20,410
Total non-current liabilities	48,909	47,401	47,958	40,559

Current liabilities
Accounts payable	20,448	22,647	22,086	18,395
Other creditors and accrued liabilities	17,090	15,694	14,774	16,191
Current borrowings	10,642	9,574	9,675	12,289
Other current financial liabilities	171	149	167	385
Total current liabilities	48,351	48,064	46,702	47,260
Liabilities directly associated with the assets classified as held for sale	—	—	—	395
Total liabilities and shareholders’ equity	170,619	167,685	164,049	150,519

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	2nd quarter 2012	1st quarter 2012	2nd quarter 2011

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	1,612	3,674	2,812
Depreciation, depletion and amortization	2,164	2,103	1,641
Non-current liabilities, valuation allowances and deferred taxes	(99)	364	283
Impact of coverage of pension benefit plans	(362)	—	—
(Gains) losses on sales of assets	(165)	(281)	(229)
Undistributed affiliates’ equity earnings	193	34	59
(Increase) decrease in working capital	2,783	(674)	476
Other changes, net	41	47	22
Cash flow from operating activities	6,167	5,267	5,064

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,128)	(5,227)	(3,215)
Acquisitions of subsidiaries, net of cash acquired	(4)	(121)	(979)
Investments in equity affiliates and other securities	(455)	(198)	(3,071)
Increase in non-current loans	(377)	(394)	(305)
Total expenditures	(4,964)	(5,940)	(7,570)
Proceeds from disposal of intangible assets and property, plant and equipment	95	567	620
Proceeds from disposal of subsidiaries, net of cash sold	—	34	171
Proceeds from disposal of non-current investments	739	854	452
Repayment of non-current loans	146	235	95
Total divestments	980	1,690	1,338
Cash flow used in investing activities	(3,984)	(4,250)	(6,232)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	—	31	354
- Treasury shares	—	—	—
Dividends paid:
- Parent company shareholders	(1,284)	(1,286)	(2,572)
- Non-controlling interests	(96)	(2)	(61)
Other transactions with non-controlling interests	1	—	59
Net issuance (repayment) of non-current debt	1,409	1,664	678
Increase (decrease) in current borrowings	(693)	(1,101)	(200)
Increase (decrease) in current financial assets and liabilities	(10)	(929)	(1,123)
Cash flow used in financing activities	(673)	(1,623)	(2,865)
Net increase (decrease) in cash and cash equivalents	1,510	(606)	(4,033)
Effect of exchange rates	158	(89)	93
Cash and cash equivalents at the beginning of the period	13,330	14,025	17,327
Cash and cash equivalents at the end of the period	14,998	13,330	13,387

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	1st half 2012	1st half 2011

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	5,286	6,850
Depreciation, depletion and amortization	4,267	3,529
Non-current liabilities, valuation allowances and deferred taxes	265	848
Impact of coverage of pension benefit plans	(362)	—
(Gains) losses on sales of assets	(446)	(235)
Undistributed affiliates’ equity earnings	227	(123)
(Increase) decrease in working capital	2,109	(111)
Other changes, net	88	20
Cash flow from operating activities	11,434	10,778

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(9,355)	(8,589)
Acquisitions of subsidiaries, net of cash acquired	(125)	(979)
Investments in equity affiliates and other securities	(653)	(3,221)
Increase in non-current loans	(771)	(464)
Total expenditures	(10,904)	(13,253)
Proceeds from disposal of intangible assets and property, plant and equipment	662	626
Proceeds from disposal of subsidiaries, net of cash sold	34	171
Proceeds from disposal of non-current investments	1,593	742
Repayment of non-current loans	381	462
Total divestments	2,670	2,001
Cash flow used in investing activities	(8,234)	(11,252)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	31	404
- Treasury shares	—	—
Dividends paid:
- Parent company shareholders	(2,570)	(2,572)
- Non controlling interests	(98)	(62)
Other transactions with non-controlling interests	1	59
Net issuance (repayment) of non-current debt	3,073	2,906
Increase (decrease) in current borrowings	(1,794)	288
Increase (decrease) in current financial assets and liabilities	(939)	(1,634)
Cash flow used in financing activities	(2,296)	(611)
Net increase (decrease) in cash and cash equivalents	904	(1,085)
Effect of exchange rates	69	(17)
Cash and cash equivalents at the beginning of the period	14,025	14,489
Cash and cash equivalents at the end of the period	14,998	13,387

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained	Currency translation	Treasury shares		Shareholders’ equity Group	Non- controlling	Total shareholders’
(M€)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity

As of January 1, 2011	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271
Net income of the first half	—	—	6,672	—	—	—	6,672	178	6,850
Other comprehensive Income	—	—	368	(2,684)	—	—	(2,316)	(67)	(2,383)
Comprehensive Income	—	—	7,040	(2,684)	—	—	4,356	111	4,467
Dividend	—	—	(3,888)	—	—	—	(3,888)	(62)	(3,950)
Issuance of common shares	11,749,578	29	375	—	—	—	404	—	404
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	3,804	—	—	—	—
Share-based payments	—	—	83	—	—	—	83	—	83
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	—	2	—	—	2	57	59
Other items	—	—	—	—	—	—	—	(29)	(29)
As of June 30, 2011	2,361,390,509	5,903	64,148	(5,177)	(112,483,875)	(3,503)	61,371	934	62,305
Net income from July 1 to December 31, 2011	—	—	5,604	—	—	—	5,604	127	5,731
Other comprehensive Income	—	—	(137)	4,088	—	—	3,951	111	4,062
Comprehensive Income	—	—	5,467	4,088	—	—	9,555	238	9,793
Dividend	—	—	(2,569)	—	—	—	(2,569)	(110)	(2,679)
Issuance of common shares	2,376,804	6	71	—	—	—	77	—	77
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(113)	—	2,929,702	113	—	—	—
Share-based payments	—	—	78	—	—	—	78	—	78
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(553)	101	—	—	(452)	(180)	(632)
Other items	—	—	(23)	—	—	—	(23)	470	447
As of December 31, 2011	2,363,767,313	5,909	66,506	(988)	(109,554,173)	(3,390)	68,037	1,352	69,389
Net income of the first half	—	—	5,247	—	—	—	5,247	39	5,286
Other comprehensive Income	—	—	(128)	1,382	—	—	1,254	23	1,277
Comprehensive Income	—	—	5,119	1,382	—	—	6,501	62	6,563
Dividend	—	—	(2,570)	—	—	—	(2,570)	(98)	(2,668)
Issuance of common shares	779,653	2	29	—	—	—	31	—	31
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	10,295	—	—	—	—
Share-based payments	—	—	74	—	—	—	74	—	74
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	14	7	—	—	21	(20)	1
Other items	—	—	9	—	—	—	9	(40)	(31)
As of June 30, 2012	2,364,546,966	5,911	69,181	401	(109,543,878)	(3,390)	72,103	1,256	73,359

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	5,476	22,592	21,020	47	—	49,135
Intersegment sales	7,751	10,474	222	48	(18,495)	—
Excise taxes	—	(874)	(3,686)	1	—	(4,559)
Revenues from sales	13,227	32,192	17,556	96	(18,495)	44,576
Operating expenses	(6,698)	(32,646)	(17,256)	(285)	18,495	(38,390)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,586)	(319)	(116)	(7)	—	(2,028)
Operating income	4,943	(773)	184	(196)	—	4,158
Equity in net income (loss) of affiliates and other items	421	23	13	(156)	—	301
Tax on net operating income	(2,910)	256	(63)	(14)	—	(2,731)
Net operating income	2,454	(494)	134	(366)	—	1,728
Net cost of net debt						(116)
Non-controlling interests						(27)
Net income						1,585

2nd quarter 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	11	—	—	—	—	11
Intersegment sales	—	—	—	—	—
Excise taxes	—	—	—	—	—
Revenues from sales	11	—	—	—	—	11
Operating expenses	(20)	(1,238)	(146)	(23)	—	(1,427)
Depreciation, depletion and amortization of tangible assets and mineral interests	(46)	—	—	—	—	(46)
Operating income (b)	(55)	(1,238)	(146)	(23)	—	(1,462)
Equity in net income (loss) of affiliates and other items	—	(40)	(8)	(244)	—	(292)
Tax on net operating income	9	401	47	(9)	—	448
Net operating income (b)	(46)	(877)	(107)	(276)	—	(1,306)
Net cost of net debt						—
Non-controlling interests						33
Net income						(1,273)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(1,238)	(146)	—
On net operating income	—	(877)	(99)	—

2nd quarter 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	5,465	22,592	21,020	47	—	49,124
Intersegment sales	7,751	10,474	222	48	(18,495)	—
Excise taxes	—	(874)	(3,686)	1	—	(4,559)
Revenues from sales	13,216	32,192	17,556	96	(18,495)	44,565
Operating expenses	(6,678)	(31,408)	(17,110)	(262)	18,495	(36,963)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,540)	(319)	(116)	(7)	—	(1,982)
Adjusted operating income	4,998	465	330	(173)	—	5,620
Equity in net income (loss) of affiliates and other items	421	63	21	88	—	593
Tax on net operating income	(2,919)	(145)	(110)	(5)	—	(3,179)
Adjusted net operating income	2,500	383	241	(90)	—	3,034
Net cost of net debt						(116)
Non-controlling interests						(60)
Ajusted net income						2,858
Adjusted fully-diluted earnings per share (€)						1.26

(a) Except for per share amounts.

2nd quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	4,278	501	161	24	—	4,964
Total divestments	234	7	20	719	—	980
Cash flow from operating activities	5,259	625	(101)	384	—	6,167

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	6,618	23,096	21,411	43	—	51,168
Intersegment sales	8,234	11,815	231	45	(20,325)	—
Excise taxes	—	(804)	(3,588)	(1)	—	(4,393)
Revenues from sales	14,852	34,107	18,054	87	(20,325)	46,775
Operating expenses	(7,013)	(33,057)	(17,514)	(230)	20,325	(37,489)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,407)	(314)	(108)	(9)	—	(1,838)
Operating income	6,432	736	432	(152)	—	7,448
Equity in net income (loss) of affiliates and other items	465	92	9	117	—	683
Tax on net operating income	(3,998)	(214)	(144)	4	—	(4,352)
Net operating income	2,899	614	297	(31)	—	3,779
Net cost of net debt						(105)
Non-controlling interests						(12)
Net income						3,662

1st quarter 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	(25)	—	—	—	—	(25)
Intersegment sales	—	—	—	—	—
Excise taxes	—	—	—	—	—
Revenues from sales	(25)	—	—	—	—	(25)
Operating expenses	—	783	63	(65)	—	781
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(25)	783	63	(65)	—	756
Equity in net income (loss) of affiliates and other items	(21)	23	—	110	—	112
Tax on net operating income	6	(253)	(23)	(7)	—	(277)
Net operating income (b)	(40)	553	40	38	—	591
Net cost of net debt						—
Non-controlling interests						(3)
Net income						588

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	783	63	—
On net operating income	—	553	40	—

1st quarter 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	6,643	23,096	21,411	43	—	51,193
Intersegment sales	8,234	11,815	231	45	(20,325)	—
Excise taxes	—	(804)	(3,588)	(1)	—	(4,393)
Revenues from sales	14,877	34,107	18,054	87	(20,325)	46,800
Operating expenses	(7,013)	(33,840)	(17,577)	(165)	20,325	(38,270)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,407)	(314)	(108)	(9)	—	(1,838)
Adjusted operating income	6,457	(47)	369	(87)	—	6,692
Equity in net income (loss) of affiliates and other items	486	69	9	7	—	571
Tax on net operating income	(4,004)	39	(121)	11	—	(4,075)
Adjusted net operating income	2,939	61	257	(69)	—	3,188
Net cost of net debt						(105)
Non-controlling interests						(9)
Ajusted net income						3,074
Adjusted fully-diluted earnings per share (€)						1.36

(a) Except for per share amounts.

1st quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	5,368	429	136	7	—	5,940
Total divestments	759	141	34	756	—	1,690
Cash flow from operating activities	5,624	(36)	(302)	(19)	—	5,267

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	5,166	19,089	20,753	1	—	45,009
Intersegment sales	6,341	10,346	158	43	(16,888)	—
Excise taxes	—	(506)	(4,038)	—	—	(4,544)
Revenues from sales	11,507	28,929	16,873	44	(16,888)	40,465
Operating expenses	(5,072)	(28,644)	(16,380)	(161)	16,888	(33,369)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,100)	(310)	(112)	(9)	—	(1,531)
Operating income	5,335	(25)	381	(126)	—	5,565
Equity in net income (loss) of affiliates and other items	473	23	32	255	—	783
Tax on net operating income	(3,275)	(3)	(134)	(53)	—	(3,465)
Net operating income	2,533	(5)	279	76	—	2,883
Net cost of net debt						(71)
Non-controlling interests						(86)
Net income						2,726

2nd quarter 2011 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	(55)	—	—	—	—	(55)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(55)	—	—	—	—	(55)
Operating expenses	—	(170)	20	—	—	(150)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(55)	(170)	20	—	—	(205)
Equity in net income (loss) of affiliates and other items	121	(37)	(2)	43	—	125
Tax on net operating income	10	22	(3)	(2)	—	27
Net operating income (b)	76	(185)	15	41	—	(53)
Net cost of net debt						—
Non-controlling interests						(15)
Net income						(68)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(121)	34	—
On net operating income	—	(86)	27	—

2nd quarter 2011 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	5,221	19,089	20,753	1	—	45,064
Intersegment sales	6,341	10,346	158	43	(16,888)	—
Excise taxes	—	(506)	(4,038)	—	—	(4,544)
Revenues from sales	11,562	28,929	16,873	44	(16,888)	40,520
Operating expenses	(5,072)	(28,474)	(16,400)	(161)	16,888	(33,219)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,100)	(310)	(112)	(9)	—	(1,531)
Adjusted operating income	5,390	145	361	(126)	—	5,770
Equity in net income (loss) of affiliates and other items	352	60	34	212	—	658
Tax on net operating income	(3,285)	(25)	(131)	(51)	—	(3,492)
Adjusted net operating income	2,457	180	264	35	—	2,936
Net cost of net debt						(71)
Non-controlling interests						(71)
Ajusted net income						2,794
Adjusted fully-diluted earnings per share (€)						1.24

(a) Except for per share amounts.

2nd quarter 2011 (M€)	Upstream		Refining Chemicals	Supply Marketing	Corporate		Intercompany	Total
Total expenditures	6,868		519	152	31		—	7,570
Total divestments	921		13	27	377		—	1,338
Cash flow from operating activities	4,782	*	180	(35)	137	*	—	5,064

*            Reclassification of intercompany transactions between Upstream and Corporate for €823 million with no impact on the total of cash flow from operating activities

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	12,094	45,688	42,431	90	—	100,303
Intersegment sales	15,985	22,289	453	93	(38,820)	—
Excise taxes	—	(1,678)	(7,274)	—	—	(8,952)
Revenues from sales	28,079	66,299	35,610	183	(38,820)	91,351
Operating expenses	(13,711)	(65,703)	(34,770)	(515)	38,820	(75,879)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,993)	(633)	(224)	(16)	—	(3,866)
Operating income	11,375	(37)	616	(348)	—	11,606
Equity in net income (loss) of affiliates and other items	886	115	22	(39)	—	984
Tax on net operating income	(6,908)	42	(207)	(10)	—	(7,083)
Net operating income	5,353	120	431	(397)	—	5,507
Net cost of net debt						(221)
Non-controlling interests						(39)
Net income						5,247

1st half 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	(14)	—	—	—		(14)
Intersegment sales
Excise taxes
Revenues from sales	(14)	—	—	—		(14)
Operating expenses	(20)	(455)	(83)	(88)		(646)
Depreciation, depletion and amortization of tangible assets and mineral interests	(46)	—	—	—		(46)
Operating income (b)	(80)	(455)	(83)	(88)		(706)
Equity in net income (loss) of affiliates and other items	(21)	(17)	(8)	(134)		(180)
Tax on net operating income	15	148	24	(16)		171
Net operating income (b)	(86)	(324)	(67)	(238)		(715)
Net cost of net debt						—
Non-controlling interests						30
Net income						(685)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(455)	(83)	—
On net operating income	—	(324)	(59)	—

1st half 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	12,108	45,688	42,431	90	—	100,317
Intersegment sales	15,985	22,289	453	93	(38,820)	—
Excise taxes	—	(1,678)	(7,274)	—	—	(8,952)
Revenues from sales	28,093	66,299	35,610	183	(38,820)	91,365
Operating expenses	(13,691)	(65,248)	(34,687)	(427)	38,820	(75,233)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,947)	(633)	(224)	(16)	—	(3,820)
Adjusted operating income	11,455	418	699	(260)	—	12,312
Equity in net income (loss) of affiliates and other items	907	132	30	95	—	1,164
Tax on net operating income	(6,923)	(106)	(231)	6	—	(7,254)
Adjusted net operating income	5,439	444	498	(159)	—	6,222
Net cost of net debt						(221)
Non-controlling interests						(69)
Ajusted net income						5,932
Adjusted fully-diluted earnings per share (€)						2.62

(a) Except for per share amounts.

1st half 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	9,646	930	297	31		10,904
Total divestments	993	148	54	1,475		2,670
Cash flow from operating activities	10,883	589	(403)	365		11,434

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	11,310	38,474	41,242	12	—	91,038
Intersegment sales	13,280	21,008	397	84	(34,769)	—
Excise taxes	—	(981)	(7,990)	—	—	(8,971)
Revenues from sales	24,590	58,501	33,649	96	(34,769)	82,067
Operating expenses	(11,010)	(56,458)	(32,572)	(314)	34,769	(65,585)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,340)	(633)	(227)	(17)	—	(3,217)
Operating income	11,240	1,410	850	(235)	—	13,265
Equity in net income (loss) of affiliates and other items	816	112	84	270	—	1,282
Tax on net operating income	(6,802)	(453)	(259)	(53)	—	(7,567)
Net operating income	5,254	1,069	675	(18)	—	6,980
Net cost of net debt						(130)
Non-controlling interests						(178)
Net income						6,672

1st half 2011 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	29	—	—	—		29
Intersegment sales	—	—	—	—		—
Excise taxes	—	—	—	—		—
Revenues from sales	29	—	—	—		29
Operating expenses	—	976	230	—		1,206
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—
Operating income (b)	29	976	230	—		1,235
Equity in net income (loss) of affiliates and other items	121	(5)	5	54		175
Tax on net operating income	(202)	(348)	(72)	(2)		(624)
Net operating income (b)	(52)	623	163	52		786
Net cost of net debt						—
Non-controlling interests						(12)
Net income						774

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	1,025	244	—
On net operating income	—	722	175	—

1st half 2011 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	11,281	38,474	41,242	12	—	91,009
Intersegment sales	13,280	21,008	397	84	(34,769)	—
Excise taxes	—	(981)	(7,990)	—	—	(8,971)
Revenues from sales	24,561	58,501	33,649	96	(34,769)	82,038
Operating expenses	(11,010)	(57,434)	(32,802)	(314)	34,769	(66,791)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,340)	(633)	(227)	(17)	—	(3,217)
Adjusted operating income	11,211	434	620	(235)	—	12,030
Equity in net income (loss) of affiliates and other items	695	117	79	216	—	1,107
Tax on net operating income	(6,600)	(105)	(187)	(51)	—	(6,943)
Adjusted net operating income	5,306	446	512	(70)	—	6,194
Net cost of net debt						(130)
Non-controlling interests						(166)
Ajusted net income						5,898
Adjusted fully-diluted earnings per share (€)						2.62

(a) Except for per share amounts.

1st half 2011 (M€)	Upstream		Refining Chemicals	Supply Marketing	Corporate		Intercompany	Total
Total expenditures	12,100		863	243	47			13,253
Total divestments	1,256		29	48	668			2,001
Cash flow from operating activities	9,425	*	1,238	(79)	194	*		10,778

*            Reclassification of intercompany transactions between Upstream and Corporate for €823 million with no impact on the total of cash flow from operating activities

Consolidated Financial Statements as of June 30, 2012

Nature of the elements of adjustment by business segment
(M€)

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Refining Chemicals	Supply Marketing	Corporate	Total
2nd quarter 2012	Inventory valuation effect	—	(1,238)	(146)	—	(1,384)
	Effect of changes in fair value	11	—	—	—	11
	Restructuring charges	(48)	—	—	—	(48)
	Asset impairment charges	—	—	—	—	—
	Other items	(18)	—	—	(23)	(41)
Total		(55)	(1,238)	(146)	(23)	(1,462)
2nd quarter 2011	Inventory valuation effect	—	(121)	34	—	(87)
	Effect of changes in fair value	(55)	—	—	—	(55)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(49)	(14)	—	(63)
Total		(55)	(170)	20	—	(205)

1st half 2012	Inventory valuation effect	—	(455)	(83)	—	(538)
	Effect of changes in fair value	(14)	—	—	—	(14)
	Restructuring charges	(48)	—	—	—	(48)
	Asset impairment charges	—	—	—	—	—
	Other items	(18)	—	—	(88)	(106)
Total		(80)	(455)	(83)	(88)	(706)
1st half 2011	Inventory valuation effect	—	1,025	244	—	1,269
	Effect of changes in fair value	29	—	—	—	29
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(49)	(14)	—	(63)
Total		29	976	230	—	1,235

ADJUSTMENTS TO NET INCOME GROUP SHARE

(M€)		Upstream	Refining Chemicals	Supply Marketing	Corporate	Total
2nd quarter 2012	Inventory valuation effect	—	(877)	(82)	—	(959)
	Effect of changes in fair value	9	—	—	—	9
	Restructuring charges	(32)	—	(8)	—	(40)
	Asset impairment charges	—	—	—	(18)	(18)
	Gains (losses) on disposals of assets	—	—	—	73	73
	Other items	(7)	—	—	(331)	(338)
Total		(30)	(877)	(90)	(276)	(1,273)
2nd quarter 2011	Inventory valuation effect	—	(86)	12	—	(74)
	Effect of changes in fair value	(41)	—	—	—	(41)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(47)	—	—	—	(47)
	Gains (losses) on disposals of assets	164	—	—	41	205
	Other items	—	(99)	(12)	—	(111)
Total		76	(185)	—	41	(68)

1st half 2012	Inventory valuation effect	—	(324)	(45)	—	(369)
	Effect of changes in fair value	(11)	—	—	—	(11)
	Restructuring charges	(32)	—	(8)	—	(40)
	Asset impairment charges	(20)	—	—	(18)	(38)
	Gains (losses) on disposals of assets	—	—	—	153	153
	Other items	(7)	—	—	(373)	(380)
Total		(70)	(324)	(53)	(238)	(685)
1st half 2011	Inventory valuation effect	—	722	150	—	872
	Effect of changes in fair value	22	—	—	—	22
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(47)	—	—	—	(47)
	Gains (losses) on disposals of assets	164	—	—	52	216
	Other items	(178)	(99)	(12)	—	(289)
Total		(39)	623	138	52	774

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

2nd quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	49,124	11	49,135
Excise taxes	(4,559)	—	(4,559)
Revenues from sales	44,565	11	44,576

Purchases net of inventory variation	(30,910)	(1,384)	(32,294)
Other operating expenses	(5,784)	(43)	(5,827)
Exploration costs	(269)	—	(269)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,982)	(46)	(2,028)
Other income	126	99	225
Other expense	(108)	(343)	(451)

Financial interest on debt	(170)	—	(170)
Financial income from marketable securities & cash equivalents	24	—	24
Cost of net debt	(146)	—	(146)

Other financial income	209	—	209
Other financial expense	(118)	—	(118)

Equity in net income (loss) of affiliates	484	(48)	436

Income taxes	(3,149)	448	(2,701)
Consolidated net income	2,918	(1,306)	1,612
Group share	2,858	(1,273)	1,585
Non-controlling interests	60	(33)	27

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	45,064	(55)	45,009
Excise taxes	(4,544)	—	(4,544)
Revenues from sales	40,520	(55)	40,465

Purchases net of inventory variation	(28,299)	(87)	(28,386)
Other operating expenses	(4,741)	(63)	(4,804)
Exploration costs	(179)	—	(179)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,531)	—	(1,531)
Other income	35	211	246
Other expense	(70)	(68)	(138)

Financial interest on debt	(159)	—	(159)
Financial income from marketable securities & cash equivalents	55	—	55
Cost of net debt	(104)	—	(104)

Other financial income	335	—	335
Other financial expense	(104)	—	(104)

Equity in net income (loss) of affiliates	462	(18)	444

Income taxes	(3,459)	27	(3,432)
Consolidated net income	2,865	(53)	2,812
Group share	2,794	(68)	2,726
Non-controlling interests	71	15	86

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

1st half 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	100,317	(14)	100,303
Excise taxes	(8,952)	—	(8,952)
Revenues from sales	91,365	(14)	91,351

Purchases net of inventory variation	(63,797)	(538)	(64,335)
Other operating expenses	(10,811)	(108)	(10,919)
Exploration costs	(625)	—	(625)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,820)	(46)	(3,866)
Other income	305	209	514
Other expense	(200)	(347)	(547)

Financial interest on debt	(357)	—	(357)
Financial income from marketable securities & cash equivalents	59	—	59
Cost of net debt	(298)	—	(298)

Other financial income	294	—	294
Other financial expense	(254)	—	(254)

Equity in net income (loss) of affiliates	1,019	(42)	977

Income taxes	(7,177)	171	(7,006)
Consolidated net income	6,001	(715)	5,286
Group share	5,932	(685)	5,247
Non-controlling interests	69	(30)	39

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st half 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	91,009	29	91,038
Excise taxes	(8,971)	—	(8,971)
Revenues from sales	82,038	29	82,067

Purchases net of inventory variation	(56,910)	1,269	(55,641)
Other operating expenses	(9,443)	(63)	(9,506)
Exploration costs	(438)	—	(438)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,217)	—	(3,217)
Other income	109	222	331
Other expense	(129)	(68)	(197)

Financial interest on debt	(295)	—	(295)
Financial income from marketable securities & cash equivalents	102	—	102
Cost of net debt	(193)	—	(193)

Other financial income	410	—	410
Other financial expense	(212)	—	(212)

Equity in net income (loss) of affiliates	929	21	950

Income taxes	(6,880)	(624)	(7,504)
Consolidated net income	6,064	786	6,850
Group share	5,898	774	6,672
Non-controlling interests	166	12	178

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS OF 2012

(unaudited)

1)             Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of June 30, 2012 are presented in Euros and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of June 30, 2012 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2011 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board).

The preparation of financial statements in accordance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2011.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•        give a true and fair view of the Group’s financial position, financial performance and cash flows;

•        reflect the substance of transactions;

•        are neutral;

•        are prepared on a prudent basis; and

•        are complete in all material aspects.

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.

2)             Changes in the Group structure, main acquisitions and divestments

•                  Upstream

•                  TOTAL finalized in February 2012 the acquisition in Uganda of a one-third interest in Blocks 1, 2 and 3A held by Tullow Oil plc for €1,145 million ($1,484 million), entirely consisting of mineral interests. TOTAL has become an equal partner with Tullow and CNOOC in the blocks, each with a one-third interest and each being an operator of one of the blocks. TOTAL is the operator of Block 1.

•                  TOTAL finalized during the first half 2012 the acquisition of an additional 1.07% interest in Novatek for an amount of €324 million ($423 million), increasing TOTAL’s overall interest in Novatek to 15.16%.

3)             Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Until December 31, 2011, the Group’s activities were conducted through three business segments as follows:

•                     the Upstream segment including the activities of the Exploration & Production division and the Gas & Power division;

•                     the Downstream segment included activities of the Refining & Marketing division and the Trading & Shipping division;

•                     the Chemicals segment included Base Chemicals and Specialties.

In October 2011, the Group announced a plan of reorganization of its business segments Downstream and Chemicals. This reorganization has become effective as of January 1st, 2012 and the Group’s activities are now conducted through three business segments as follows:

•                     an Upstream segment including the activities of the Exploration & Production division and the Gas & Power division;

•                  a Refining & Chemicals segment that is a major production hub combining TOTAL’s refining, petrochemicals, fertilizers and specialty chemicals operations. This segment also includes Trading & Shipping activities;

•                  a Supply & Marketing segment that is dedicated to the global supply and marketing of petroleum products.

Furthermore, the Corporate segment includes the operating and financial activities of the holding companies (including the investment in Sanofi).

Following this reorganization, information by business segment for comparative periods has been restated under the new organization effective as from January 1, 2012.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Supply & Marketing segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Refining Chemicals	Supply Marketing	Corporate	Total
2nd quarter 2012	Inventory valuation effect	—	(1,238)	(146)	—	(1,384)
	Effect of changes in fair value	11	—	—	—	11
	Restructuring charges	(48)	—	—	—	(48)
	Asset impairment charges	—	—	—	—	—
	Other items	(18)	—	—	(23)	(41)
Total		(55)	(1,238)	(146)	(23)	(1,462)
2nd quarter 2011	Inventory valuation effect	—	(121)	34	—	(87)
	Effect of changes in fair value	(55)	—	—	—	(55)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(49)	(14)	—	(63)
Total		(55)	(170)	20	—	(205)

1st half 2012	Inventory valuation effect	—	(455)	(83)	—	(538)
	Effect of changes in fair value	(14)	—	—	—	(14)
	Restructuring charges	(48)	—	—	—	(48)
	Asset impairment charges	—	—	—	—	—
	Other items	(18)	—	—	(88)	(106)
Total		(80)	(455)	(83)	(88)	(706)
1st half 2011	Inventory valuation effect	—	1,025	244	—	1,269
	Effect of changes in fair value	29	—	—	—	29
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(49)	(14)	—	(63)
Total		29	976	230	—	1,235

ADJUSTMENTS TO NET INCOME GROUP SHARE

(M€)		Upstream	Refining Chemicals	Supply Marketing	Corporate	Total
2nd quarter 2012	Inventory valuation effect	—	(877)	(82)	—	(959)
	Effect of changes in fair value	9	—	—	—	9
	Restructuring charges	(32)	—	(8)	—	(40)
	Asset impairment charges	—	—	—	(18)	(18)
	Gains (losses) on disposals of assets	—	—	—	73	73
	Other items	(7)	—	—	(331)	(338)
Total		(30)	(877)	(90)	(276)	(1,273)
2nd quarter 2011	Inventory valuation effect	—	(86)	12	—	(74)
	Effect of changes in fair value	(41)	—	—	—	(41)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(47)	—	—	—	(47)
	Gains (losses) on disposals of assets	164	—	—	41	205
	Other items	—	(99)	(12)	—	(111)
Total		76	(185)	—	41	(68)

1st half 2012	Inventory valuation effect	—	(324)	(45)	—	(369)
	Effect of changes in fair value	(11)	—	—	—	(11)
	Restructuring charges	(32)	—	(8)	—	(40)
	Asset impairment charges	(20)	—	—	(18)	(38)
	Gains (losses) on disposals of assets	—	—	—	153	153
	Other items	(7)	—	—	(373)	(380)
Total		(70)	(324)	(53)	(238)	(685)
1st half 2011	Inventory valuation effect	—	722	150	—	872
	Effect of changes in fair value	22	—	—	—	22
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(47)	—	—	—	(47)
	Gains (losses) on disposals of assets	164	—	—	52	216
	Other items	(178)	(99)	(12)	—	(289)
Total		(39)	623	138	52	774

4)             Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of June 30, 2012, TOTAL S.A. held 9,212,610 of its own shares, representing 0.39% of its share capital, detailed as follows:

•                  6,703,746 shares allocated to TOTAL restricted shares plans for Group employees; and

•                  2,508,864 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These 9,212,610 shares are deducted from the consolidated shareholders’ equity.

Treasury shares (TOTAL shares held by Group subsidiaries)

As of June 30, 2012, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.24% of its share capital, detailed as follows:

•                  2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•                  98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

The shareholders’ meeting on May 11, 2012 approved the payment of a cash dividend of €2.28 per share for the 2011 fiscal year. Taking into account three quarterly interim dividends of €0.57 per share that have already been paid on September 22, 2011, December 22, 2011 and March 22, 2012, the remaining balance of €0.57 per share was paid on June 21, 2012.

A first quarterly dividend for the fiscal year 2012 of €0.57 per share, decided by the Board of Directors on April 26, 2012, will be paid on September 27, 2012 (the ex-dividend date will be September 24, 2012).

A second quarterly dividend for the fiscal year 2012 of €0.59 per share, decided by the Board of Directors on July 26, 2012, will be paid on December 20, 2012 (the ex-dividend date will be December 17, 2012).

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	1st half 2012		1st half 2011

Currency translation adjustment		1,306		(2,644)
- unrealized gain/(loss) of the period	1,305		(2,633)
- less gain/(loss) included in net income	(1)		11

Available for sale financial assets		(159)		430
- unrealized gain/(loss) of the period	61		433
- less gain/(loss) included in net income	220		3

Cash flow hedge		3		(35)
- unrealized gain/(loss) of the period	(35)		38
- less gain/(loss) included in net income	(38)		73

Share of other comprehensive income of equity affiliates, net amount		105		(103)

Other		(13)		(2)
- unrealized gain/(loss) of the period	(13)		(2)
- less gain/(loss) included in net income	—		—
Tax effect		35		(29)

Total other comprehensive income, net amount		1,277		(2,383)

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2012			1st half 2011
(M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Currency translation adjustment	1,306		1,306	(2,644)		(2,644)
Available for sale financial assets	(159)	38	(121)	430	(41)	389
Cash flow hedge	3	(3)	—	(35)	12	(23)
Share of other comprehensive income of equity affiliates, net amount	105		105	(103)		(103)
Other	(13)		(13)	(2)		(2)

Total other comprehensive income	1,242	35	1,277	(2,354)	(29)	(2,383)

5)             Financial debt

The Group issued bonds through its subsidiary Total Capital International during the first six months of 2012:

•             Bond 4.875% 2012-2017 (100 million AUD)

•             Bond 1.500% 2012-2017 (1,000 million USD)

•             Bond 2.875% 2012-2022 (1,000 million USD)

•             Bond 4.125% 2012-2017 (150 million AUD)

•             Bond 1.550% 2012-2017 (1,500 million USD)

The Group reimbursed bonds during the first six months of 2012:

•             Bond 2.125% 2005-2012 (500 million CHF)

•             Bond 3.250% 2005-2012 (650 million EUR)

•             Bond 5.890% 2002-2012 (20 million USD)

•             Bond 4.125% 2006-2012 (200 million CAD)

•              Bond 5.625% 2006-2012 (100 million AUD)

•              Bond 4.625% 2005-2012 (450 million GBP)

•              Bond 5.000% 2007-2012 (900 million USD)

•              Bond 6.500% 2007-2012 (100 million AUD)

•              Bond 6.000% 2008-2012 (500 million NOK)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6)             Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first six months of 2012.

7)                   Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described thereafter.

Refining & Chemicals

•                  As part of the spin-off of Arkema(1) in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

This guarantee covers, for a period of ten years from the date of the spin-off, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by this guarantee, in Europe.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, this guarantee will become void.

•                  In the United States, civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, have been closed without significant impact on the Group’s financial position.

•                  In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off an overall amount of €385.47 million, of which Elf Aquitaine and/or TOTAL S.A. were held jointly liable for €280.17 million, Elf Aquitaine being personally fined €23.6 million for deterrence. These fines are entirely settled as of today.

As a result, since the spin-off, the Group has paid the overall amount of €188.07 million(2), corresponding to 90% of the fines overall amount once the threshold provided for by the guarantee is deducted to which an amount of €31.31 million of interest has been added as explained hereinafter.

The European Commission imposed these fines following investigations between 2000 and 2004 into commercial practices involving eight products sold by Arkema. Five of these investigations resulted in prosecutions from the European Commission for which Elf Aquitaine has been named as the parent company, and two of these investigations named TOTAL S.A. as the ultimate parent company of the Group. TOTAL S.A. and Elf Aquitaine have contested their liability based solely on their status as parent companies and appealed for cancellation and reformation of the rulings, some of them were rejected.

By the end of the 2012 second quarter, four of these proceedings are definitively closed for TOTAL S.A. and Elf Aquitaine as well as for Arkema, one remains pendant before the relevant EU court.

With the exception of the €31.31 million of interest paid in 2011 in accordance with one of the decisions referred hereinabove, the evolution of the proceedings during the two 2012 first quarters did not modify the global amount assumed by the Group in execution of the guarantee.

In addition, civil proceedings against Arkema and other groups of companies were initiated in 2009 and 2011, respectively, before the German and Dutch courts by third parties for alleged damages pursuant to two of the above mentioned legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before the German court. At this point, the probability of a favorable verdict and the financial impacts of these proceedings are uncertain due to the number of legal difficulties they give rise to, the lack of documented claims and evaluations of the alleged damages.

(1)  Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

(2)  This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company before the spin-off.

Within the framework of all of the legal proceedings described above, a €17 million reserve remains booked in the Group’s consolidated financial statements as of June 30, 2012.

Supply & Marketing

•                  Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined €20.25 million in 2006, for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. appealed this decision before the relevant court and this appeal is still pending.

•                  In addition, pursuant to a statement of objections received by Total Raffinage Marketing (formerly Total France) and TOTAL S.A. from the European Commission regarding a product line of the Supply & Marketing segment, Total Raffinage Marketing was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. TOTAL S.A. also appealed this decision before the relevant court and this appeal is still pending.

•                  In addition, civil proceedings against TOTAL S.A and Total Raffinage Marketing and other companies were initiated before UK and Dutch courts by third parties for alleged damages in connection with the prosecutions brought by the European Commission. At this point, the probability to have a favorable verdict and the financial impacts of these procedures are uncertain due to the number of legal difficulties they gave rise to, the lack of documented claims and evaluations of the alleged damages.

Within the framework of the legal proceedings described above, a €30 million reserve is booked in the Group’s consolidated financial statements as of June 30, 2012.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, the deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site restoration obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

Regarding the cause of the explosion, the hypothesis that the explosion was caused by Grande Paroisse through the accidental mixing of hundreds of kilos of a chlorine compound at a storage site for ammonium nitrate was discredited over the course of the investigation. As a result, proceedings against ten of the eleven Grande Paroisse employees charged during the criminal investigation conducted by the Toulouse Regional Court (Tribunal de grande instance) were dismissed and this dismissal was upheld on appeal. Nevertheless, the final experts’ report filed on May 11, 2006 has continued to focus on the hypothesis of a chemical accident, although this hypothesis has not been confirmed during the attempt to reconstruct the accident at the site. After having articulated several hypotheses, the experts no longer maintain that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

All the requests for additional investigations that were submitted by Grande Paroisse, the former site manager and various plaintiffs were denied on appeal after the end of the criminal investigation procedure. On July 9, 2007, the investigating judge brought charges against Grande Paroisse and the former plant manager before the criminal chamber of the Court of Appeal of Toulouse. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest were summoned to appear in Court pursuant to a request by a victims association. The trial for this case began on February 23, 2009, and lasted approximately four months.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the disaster, were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, has appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

The appeal proceeding before the Court of Appeal of Toulouse was completed on March 16, 2012. The decision is expected on September 24, 2012.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. As of June 30, 2012, a €17 million reserve remains recorded in the Group’s consolidated balance sheet.

Buncefield

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot was operated by Hertfordshire Oil Storage Limited (HOSL), a company in which TOTAL’s UK subsidiary holds 60% and another oil group holds 40%.

The explosion caused injuries, most of which were minor injuries, to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared TOTAL’s UK subsidiary liable for the accident and solely liable for indemnifying the victims. The subsidiary appealed the decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. The Supreme Court of United Kingdom has partially authorized TOTAL’s UK subsidiary to contest the decision. TOTAL’s UK subsidiary finally decided to withdraw from this recourse due to settlement agreements reached in mid-February 2011.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The provision for the civil liability that appears in the Group’s consolidated financial statements as of June 30, 2012, stands at €55 million after taking into account the payments previously made.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

In addition, on December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including TOTAL’s UK subsidiary. By a judgment on July 16, 2010, the subsidiary was fined £3.6 million and paid it. The decision takes into account a number of elements that have mitigated the impact of the charges brought against it.

Erika

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection, and ordering TOTAL S.A. to pay a fine of €375,000. The Court also ordered compensation to be paid to those affected by the pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it nevertheless proposed to pay third parties who so requested definitive and irrevocable compensation as determined by the Court. Forty-two third parties have been compensated for an aggregate amount of €171.5 million.

By a decision dated March 30, 2010, the Cour d’appel de Paris upheld the lower Court verdict pursuant to which TOTAL S.A. was convicted of marine pollution and fined €375,000.

However, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions and consequently ruled that TOTAL S.A. be not convicted.

TOTAL challenged the criminal law-related of this decision before the French Supreme Court (Cour de cassation).

The oral pleadings before the Cour de cassation took place on May 24, 2012. The decision of the Cour de cassation is expected on September 25, 2012.

To facilitate the payment of damages awarded by the Court of Appeal in Paris to third parties against Erika’s controlling and classification firm, the ship-owner and the ship-manager, a global settlement agreement was signed late 2011 between these parties and TOTAL S.A. under the auspices of the IOPC Fund. Under this global settlement agreement, each party agreed to the withdrawal of all civil proceedings initiated against all other parties to the agreement. In connection with this settlement agreement, the Erika’s controlling and classification firm, proposed to pay third parties who so requested definitive and irrevocable compensation as determined by the Court of Appeal.

TOTAL S.A. believes that, based on the information currently available, the case should not have a significant impact on the Group’s financial situation or consolidated results.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract’s termination. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation which were not even parties to the contract, have launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as to a matter of law or fact. The Group has lodged a criminal complaint to denounce the fraudulent claim which the Group believes it is a victim of and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran by certain oil companies including, among others, TOTAL.

The inquiry concerns an agreement concluded by the Company with consultants concerning gas fields in Iran and aims to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations. The Company fully cooperates with these investigations.

Since 2010, the Company has been in discussions with U.S. authorities (DoJ and SEC) to consider, as it is often the case in these kinds of proceedings, an out-of-court settlement, which would terminate the investigation in exchange for TOTAL respecting a number of obligations, including the payment of a fine and civil compensation, without admission of guilt.

During recent weeks, these discussions have accelerated and U.S. authorities have proposed draft agreements that could be accepted by TOTAL. Consequently, and although discussions have not yet been finalized, TOTAL recorded a provision of €316 million in its June 30, 2012 accounts, reflecting the best estimate of potential costs associated with the resolution of these proceedings.

In this same affair, TOTAL and its Chief Executive Officer, President of the Middle East at the time of the facts, have been placed under formal investigation, following a judicial inquiry initiated in France in 2006.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences on its future planned operations.

Libya

In June 2011, the United States Securities and Exchange Commission (SEC) issued to certain oil companies - including, among others, TOTAL - a formal request for information related to their operations in Libya. TOTAL is cooperating with this non public investigation.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of corporate assets and as accessories to the corruption of foreign public agents. The Chairman and Chief Executive Officer of the Company, formerly President of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating judge that the case against the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating judge, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating judge that the case against TOTAL S.A., the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating judge on the matter decided to send the case to trial. The hearings are expected in the first quarter of 2013.

The Company believes that its activities related to the Oil-for-Food program have been in compliance with this program, as organized by the UN in 1996.

The Volcker report released by the independent investigating committee set up by the UN had discarded any bribery grievance within the framework of the Oil-For-Food program with respect to TOTAL.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group’s employees are the subject of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field. On February 16, 2009, as a preliminary measure before the proceedings go before the Court, the preliminary investigation judge of Potenza served notice to Total Italia of a decision that would suspend the concession for this field for one year. Total Italia has appealed the decision by the preliminary investigation judge before the Court of Appeal of Potenza. In a decision dated April 8, 2009, the Court reversed the suspension of the Gorgoglione concession and appointed for one year, i.e. until February 16, 2010, a judicial administrator to supervise the operations related to the development of the concession, allowing the Tempa Rossa project to continue.

The criminal investigation was closed in the first half of 2010.

In May 2012, the Judge of the preliminary hearing decided to dismiss the charges for some of the Goup’s employees and refer the case for trial for a reduced number of charges. The hearings are expected to start in the second semester of 2012.

In 2010, Total Italia’s exploration and production operations were transferred to Total E&P Italia and refining and marketing operations were merged with those of Erg Petroli.

Elgin

Following a gas leak starting on March 25, 2012, from the G4 well on the platform of the Elgin field in the North Sea (United Kingdom), the production from the Elgin, Franklin and West Franklin fields was stopped and the site’s personnel was evacuated. No injuries to personnel have occurred, and the risk to the environment is expected to be relatively minor.

TOTAL immediately launched its emergency response plan and mobilized crisis management teams. The Group also mobilized international well control experts.

As from April 6, 2012, teams comprised of TOTAL experts and specialists engaged by the Group conducted numerous missions to the Elgin platform in order to prepare and implement the intervention plans for controlling the leak from the G4 well.

On May 21, 2012, TOTAL confirmed, following five days of close monitoring, the success of the intervention conducted on May 15, 2012 to stop the gas leak of the G4 well. Injecting heavy mud into the G4 well allowed the regaining of control over the well. Since then, several inspection visits conducted on the wellhead platform have confirmed that the leak was completely stopped.

Following the success of this intervention, a new phase of the intervention plan was launched with the objective of completing the permanent plugging and abandonment procedure of the G4 well. Since June 2012, the Elgin complex has been progressively re-manned and as of mid July 2012, the operation to permanently secure the G4 well by the introduction of cement plugs continues.

In parallel, TOTAL and the British authorities are continuing their investigations to understand the reasons for the accident and determine the measures to be taken to allow the restart of production of the Elgin, Franklin and West Franklin fields in the best conditions.

TOTAL is the operator of the Elgin, Franklin and West Franklin fields and holds an interest of 46.17% since the end of 2011 via the Elgin Franklin Oil & Gas (EFOG) company. As of June 30, 2012, TOTAL estimates the impact generated by the loss of production from these three fields (Group share) at $1.5 million (approximately €1.2 million) a day on the Group’s net operating income.

Nigeria (OML 58)

On April 3, 2012, TOTAL E&P Nigeria Ltd (TEPNG), a subsidiary of the Group, was informed about water and gas resurgence points observed in an uninhabited area close to its onshore gas production facilities on the OML 58 license. This event was the consequence of a technical incident that occurred March 20, 2012 on the Ibewa gas production site: a gas producing well (IBW16) was intersected during the drilling operations of a new well (OB127b), which resulted in gas flowing from the production well into intermediate geological layers. The Obite treatment gas plant was stopped and the other wells shut down and secured.

In close collaboration with representatives of the local communities and the Nigerian authorities, all necessary means to ensure the protection of nearby communities and personnel and to limit the impact on the environment have been immediately mobilized. Very important technical means, as well as experts of the Group and specialized companies have also been mobilized on site to regain control of the well and stop the flow of gas.

On May 18, 2012, TEPNG confirmed the success of the intervention conducted on the Ibewa 16 well to stop the gas leak. Cement plugs have been set to ensure the isolation of the reservoir. The activity of the gas resurgences decreased in intensity immediately after this intervention, and stopped within a few days. TOTAL teams are still maintaining a regular monitoring of the water and air quality. A comprehensive review of the environmental impact is underway in liaison with the authorities.

Since then, the Obite gas treatment plant was restarted and TEPNG is progressing the verifications and works necessary in order to restart the Ibewa gas production site.

TOTAL E&P Nigeria Ltd operates the OML 58 license as part of the joint venture between TOTAL and the Nigerian National Petroleum Corporation, and holds a 40% stake in this permit. As of June 30, 2012, TOTAL estimates the impact generated by the loss of production resulting from this situation (Group share) at $0.2 million (approximately €0.15 million) a day on the Group’s net operating income.

For these two events, in line with industry practice and local regulation, TOTAL has insurance policies in place.

The actions taken to resolve the Elgin and OML 58 situations described above, led to the accounting of a €64 million charge in net operating income in the Group’s consolidated financial statements as of June 30, 2012. This amount will be reevaluated in light of future events.

Yemen

The Yemen LNG company (39.62%) underwent since March 30, 2012 three acts of sabotage on the 38 inch gas pipeline that links block 18 to the Balhaf facility on the Gulf of Aden. These acts of sabotage have led to short-term production stops of LNG. Prompt repairs permitted to limit the number of shipments canceled accordingly. The LNG plant produces at full capacity since the end of May 2012

8)             Information by business segment

1st half 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	12,094	45,688	42,431	90	—	100,303
Intersegment sales	15,985	22,289	453	93	(38,820)	—
Excise taxes	—	(1,678)	(7,274)	—	—	(8,952)
Revenues from sales	28,079	66,299	35,610	183	(38,820)	91,351
Operating expenses	(13,711)	(65,703)	(34,770)	(515)	38,820	(75,879)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,993)	(633)	(224)	(16)	—	(3,866)
Operating income	11,375	(37)	616	(348)	—	11,606
Equity in net income (loss) of affiliates and other items	886	115	22	(39)	—	984
Tax on net operating income	(6,908)	42	(207)	(10)	—	(7,083)
Net operating income	5,353	120	431	(397)	—	5,507
Net cost of net debt						(221)
Non-controlling interests						(39)
Net income						5,247

1st half 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	(14)	—	—	—		(14)
Intersegment sales
Excise taxes
Revenues from sales	(14)	—	—	—		(14)
Operating expenses	(20)	(455)	(83)	(88)		(646)
Depreciation, depletion and amortization of tangible assets and mineral interests	(46)	—	—	—		(46)
Operating income (b)	(80)	(455)	(83)	(88)		(706)
Equity in net income (loss) of affiliates and other items	(21)	(17)	(8)	(134)		(180)
Tax on net operating income	15	148	24	(16)		171
Net operating income (b)	(86)	(324)	(67)	(238)		(715)
Net cost of net debt						—
Non-controlling interests						30
Net income						(685)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(455)	(83)	—
On net operating income	—	(324)	(59)	—

1st half 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	12,108	45,688	42,431	90	—	100,317
Intersegment sales	15,985	22,289	453	93	(38,820)	—
Excise taxes	—	(1,678)	(7,274)	—	—	(8,952)
Revenues from sales	28,093	66,299	35,610	183	(38,820)	91,365
Operating expenses	(13,691)	(65,248)	(34,687)	(427)	38,820	(75,233)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,947)	(633)	(224)	(16)	—	(3,820)
Adjusted operating income	11,455	418	699	(260)	—	12,312
Equity in net income (loss) of affiliates and other items	907	132	30	95	—	1,164
Tax on net operating income	(6,923)	(106)	(231)	6	—	(7,254)
Adjusted net operating income	5,439	444	498	(159)	—	6,222
Net cost of net debt						(221)
Non-controlling interests						(69)
Ajusted net income						5,932
Adjusted fully-diluted earnings per share (€)						2.62

(a) Except for per share amounts.

1st half 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	9,646	930	297	31		10,904
Total divestments	993	148	54	1,475		2,670
Cash flow from operating activities	10,883	589	(403)	365		11,434

1st half 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	11,310	38,474	41,242	12	—	91,038
Intersegment sales	13,280	21,008	397	84	(34,769)	—
Excise taxes	—	(981)	(7,990)	—	—	(8,971)
Revenues from sales	24,590	58,501	33,649	96	(34,769)	82,067
Operating expenses	(11,010)	(56,458)	(32,572)	(314)	34,769	(65,585)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,340)	(633)	(227)	(17)	—	(3,217)
Operating income	11,240	1,410	850	(235)	—	13,265
Equity in net income (loss) of affiliates and other items	816	112	84	270	—	1,282
Tax on net operating income	(6,802)	(453)	(259)	(53)	—	(7,567)
Net operating income	5,254	1,069	675	(18)	—	6,980
Net cost of net debt						(130)
Non-controlling interests						(178)
Net income						6,672

1st half 2011 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	29	—	—	—		29
Intersegment sales	—	—	—	—		—
Excise taxes	—	—	—	—		—
Revenues from sales	29	—	—	—		29
Operating expenses	—	976	230	—		1,206
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—
Operating income (b)	29	976	230	—		1,235
Equity in net income (loss) of affiliates and other items	121	(5)	5	54		175
Tax on net operating income	(202)	(348)	(72)	(2)		(624)
Net operating income (b)	(52)	623	163	52		786
Net cost of net debt						—
Non-controlling interests						(12)
Net income						774

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	––	1,025	244	––
On net operating income	––	722	175	––

1st half 2011 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	11,281	38,474	41,242	12	—	91,009
Intersegment sales	13,280	21,008	397	84	(34,769)	—
Excise taxes	—	(981)	(7,990)	—	—	(8,971)
Revenues from sales	24,561	58,501	33,649	96	(34,769)	82,038
Operating expenses	(11,010)	(57,434)	(32,802)	(314)	34,769	(66,791)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,340)	(633)	(227)	(17)	—	(3,217)
Adjusted operating income	11,211	434	620	(235)	—	12,030
Equity in net income (loss) of affiliates and other items	695	117	79	216	—	1,107
Tax on net operating income	(6,600)	(105)	(187)	(51)	—	(6,943)
Adjusted net operating income	5,306	446	512	(70)	—	6,194
Net cost of net debt						(130)
Non-controlling interests						(166)
Ajusted net income						5,898
Adjusted fully-diluted earnings per share (€)						2.62

(a) Except for per share amounts.

1st half 2011 (M€)	Upstream		Refining Chemicals	Supply Marketing	Corporate		Intercompany	Total
Total expenditures	12,100		863	243	47			13,253
Total divestments	1,256		29	48	668			2,001
Cash flow from operating activities	9,425	*	1,238	(79)	194	*		10,778

* Reclassification of intercompany transactions between Upstream and Corporate for €823 million with no impact on the total of cash flow from operating activities

2nd quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	5,476	22,592	21,020	47	—	49,135
Intersegment sales	7,751	10,474	222	48	(18,495)	—
Excise taxes	—	(874)	(3,686)	1	—	(4,559)
Revenues from sales	13,227	32,192	17,556	96	(18,495)	44,576
Operating expenses	(6,698)	(32,646)	(17,256)	(285)	18,495	(38,390)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,586)	(319)	(116)	(7)	—	(2,028)
Operating income	4,943	(773)	184	(196)	—	4,158
Equity in net income (loss) of affiliates and other items	421	23	13	(156)	—	301
Tax on net operating income	(2,910)	256	(63)	(14)	—	(2,731)
Net operating income	2,454	(494)	134	(366)	—	1,728
Net cost of net debt						(116)
Non-controlling interests						(27)
Net income						1,585

2nd quarter 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	11	—	—	—	—	11
Intersegment sales	—	—	—	—	—
Excise taxes	—	—	—	—	—
Revenues from sales	11	—	—	—	—	11
Operating expenses	(20)	(1,238)	(146)	(23)	—	(1,427)
Depreciation, depletion and amortization of tangible assets and mineral interests	(46)	—	—	—	—	(46)
Operating income (b)	(55)	(1,238)	(146)	(23)	—	(1,462)
Equity in net income (loss) of affiliates and other items	—	(40)	(8)	(244)	—	(292)
Tax on net operating income	9	401	47	(9)	—	448
Net operating income (b)	(46)	(877)	(107)	(276)	—	(1,306)
Net cost of net debt						—
Non-controlling interests						33
Net income						(1,273)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	––	(1,238)	(146)	––
On net operating income	––	(877)	(99)	––

2nd quarter 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	5,465	22,592	21,020	47	—	49,124
Intersegment sales	7,751	10,474	222	48	(18,495)	—
Excise taxes	—	(874)	(3,686)	1	—	(4,559)
Revenues from sales	13,216	32,192	17,556	96	(18,495)	44,565
Operating expenses	(6,678)	(31,408)	(17,110)	(262)	18,495	(36,963)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,540)	(319)	(116)	(7)	—	(1,982)
Adjusted operating income	4,998	465	330	(173)	—	5,620
Equity in net income (loss) of affiliates and other items	421	63	21	88	—	593
Tax on net operating income	(2,919)	(145)	(110)	(5)	—	(3,179)
Adjusted net operating income	2,500	383	241	(90)	—	3,034
Net cost of net debt						(116)
Non-controlling interests						(60)
Ajusted net income						2,858
Adjusted fully-diluted earnings per share (€)						1.26

(a) Except for per share amounts.

2nd quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	4,278	501	161	24	—	4,964
Total divestments	234	7	20	719	—	980
Cash flow from operating activities	5,259	625	(101)	384	—	6,167

2nd quarter 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	5,166	19,089	20,753	1	—	45,009
Intersegment sales	6,341	10,346	158	43	(16,888)	—
Excise taxes	—	(506)	(4,038)	—	—	(4,544)
Revenues from sales	11,507	28,929	16,873	44	(16,888)	40,465
Operating expenses	(5,072)	(28,644)	(16,380)	(161)	16,888	(33,369)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,100)	(310)	(112)	(9)	—	(1,531)
Operating income	5,335	(25)	381	(126)	—	5,565
Equity in net income (loss) of affiliates and other items	473	23	32	255	—	783
Tax on net operating income	(3,275)	(3)	(134)	(53)	—	(3,465)
Net operating income	2,533	(5)	279	76	—	2,883
Net cost of net debt						(71)
Non-controlling interests						(86)
Net income						2,726

2nd quarter 2011 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	(55)	—	—	—	—	(55)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(55)	—	—	—	—	(55)
Operating expenses	—	(170)	20	—	—	(150)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(55)	(170)	20	—	—	(205)
Equity in net income (loss) of affiliates and other items	121	(37)	(2)	43	—	125
Tax on net operating income	10	22	(3)	(2)	—	27
Net operating income (b)	76	(185)	15	41	—	(53)
Net cost of net debt						—
Non-controlling interests						(15)
Net income						(68)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	––	(121)	34	––
On net operating income	––	(86)	27	––

2nd quarter 2011 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	5,221	19,089	20,753	1	—	45,064
Intersegment sales	6,341	10,346	158	43	(16,888)	—
Excise taxes	—	(506)	(4,038)	—	—	(4,544)
Revenues from sales	11,562	28,929	16,873	44	(16,888)	40,520
Operating expenses	(5,072)	(28,474)	(16,400)	(161)	16,888	(33,219)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,100)	(310)	(112)	(9)	—	(1,531)
Adjusted operating income	5,390	145	361	(126)	—	5,770
Equity in net income (loss) of affiliates and other items	352	60	34	212	—	658
Tax on net operating income	(3,285)	(25)	(131)	(51)	—	(3,492)
Adjusted net operating income	2,457	180	264	35	—	2,936
Net cost of net debt						(71)
Non-controlling interests						(71)
Ajusted net income						2,794
Adjusted fully-diluted earnings per share (€)						1.24

(a) Except for per share amounts.

2nd quarter 2011 (M€)	Upstream		Refining Chemicals	Supply Marketing	Corporate		Intercompany	Total
Total expenditures	6,868		519	152	31		—	7,570
Total divestments	921		13	27	377		—	1,338
Cash flow from operating activities	4,782	*	180	(35)	137	*	—	5,064

* Reclassification of intercompany transactions between Upstream and Corporate for €823 million with no impact on the total of cash flow from operating activities

9)             Reconciliation of the information by business segment with consolidated financial statements

1st half 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	100,317	(14)	100,303
Excise taxes	(8,952)	—	(8,952)
Revenues from sales	91,365	(14)	91,351

Purchases net of inventory variation	(63,797)	(538)	(64,335)
Other operating expenses	(10,811)	(108)	(10,919)
Exploration costs	(625)	—	(625)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,820)	(46)	(3,866)
Other income	305	209	514
Other expense	(200)	(347)	(547)

Financial interest on debt	(357)	—	(357)
Financial income from marketable securities & cash equivalents	59	—	59
Cost of net debt	(298)	—	(298)

Other financial income	294	—	294
Other financial expense	(254)	—	(254)

Equity in net income (loss) of affiliates	1,019	(42)	977

Income taxes	(7,177)	171	(7,006)
Consolidated net income	6,001	(715)	5,286
Group share	5,932	(685)	5,247
Non-controlling interests	69	(30)	39

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st half 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	91,009	29	91,038
Excise taxes	(8,971)	—	(8,971)
Revenues from sales	82,038	29	82,067

Purchases net of inventory variation	(56,910)	1,269	(55,641)
Other operating expenses	(9,443)	(63)	(9,506)
Exploration costs	(438)	—	(438)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,217)	—	(3,217)
Other income	109	222	331
Other expense	(129)	(68)	(197)

Financial interest on debt	(295)	—	(295)
Financial income from marketable securities & cash equivalents	102	—	102
Cost of net debt	(193)	—	(193)

Other financial income	410	—	410
Other financial expense	(212)	—	(212)

Equity in net income (loss) of affiliates	929	21	950

Income taxes	(6,880)	(624)	(7,504)
Consolidated net income	6,064	786	6,850
Group share	5,898	774	6,672
Non-controlling interests	166	12	178

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	49,124	11	49,135
Excise taxes	(4,559)	—	(4,559)
Revenues from sales	44,565	11	44,576

Purchases net of inventory variation	(30,910)	(1,384)	(32,294)
Other operating expenses	(5,784)	(43)	(5,827)
Exploration costs	(269)	—	(269)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,982)	(46)	(2,028)
Other income	126	99	225
Other expense	(108)	(343)	(451)

Financial interest on debt	(170)	—	(170)
Financial income from marketable securities & cash equivalents	24	—	24
Cost of net debt	(146)	—	(146)

Other financial income	209	—	209
Other financial expense	(118)	—	(118)

Equity in net income (loss) of affiliates	484	(48)	436

Income taxes	(3,149)	448	(2,701)
Consolidated net income	2,918	(1,306)	1,612
Group share	2,858	(1,273)	1,585
Non-controlling interests	60	(33)	27

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	45,064	(55)	45,009
Excise taxes	(4,544)	—	(4,544)
Revenues from sales	40,520	(55)	40,465

Purchases net of inventory variation	(28,299)	(87)	(28,386)
Other operating expenses	(4,741)	(63)	(4,804)
Exploration costs	(179)	—	(179)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,531)	—	(1,531)
Other income	35	211	246
Other expense	(70)	(68)	(138)

Financial interest on debt	(159)	—	(159)
Financial income from marketable securities & cash equivalents	55	—	55
Cost of net debt	(104)	—	(104)

Other financial income	335	—	335
Other financial expense	(104)	—	(104)

Equity in net income (loss) of affiliates	462	(18)	444

Income taxes	(3,459)	27	(3,432)
Consolidated net income	2,865	(53)	2,812
Group share	2,794	(68)	2,726
Non-controlling interests	71	15	86

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10)      Changes in progress in the Group structure

•                  Upstream

•                  TOTAL announced in February 2012 the signature of an agreement with Sinochem to sell its interests in the Cusiana field and in OAM and ODC pipelines. This transaction is subject to approval by the relevant authorities.

•                  TOTAL announced in July 2012 that it has acquired an additional 6% interest in the Ichthys liquefied natural gas (LNG) project from its partner INPEX. TOTAL’s overall equity stake in the Ichthys LNG project will grow from 24% to 30%. The transaction remains subject to Australian Authorities approval.

11)      Post-closing events

Organization of gas and new energies activities

Following the review of gas and new energies activities that began in November 2011 and the subsequent information and consultation process with employee representatives, two new activities were created, effective July 1, 2012:

•                  The Gas & Power activity, part of the Upstream segment;

•                  The New Energies activity, part of the Supply & Marketing segment.

Tax reform - draft law in France

In France, the draft corrective finance law for 2012 (“projet de loi de finances rectificative pour 2012”) the final adoption of which is scheduled for late July 2012, provides for the introduction of an exceptional tax on the value of oil inventory and an additional tax to the corporate income tax on dividend distributions.

In the current draft of the law filed with the French National Assembly (“Assemblée Nationale”) on July 4, 2012, a 3% additional tax to the corporate income tax would be due on the dividends distributed by French or foreign companies and organizations that are subject to corporate income tax  in France. The new tax is expected to be due on the dividend distributions the payment date of which occurs after the date of entry into force of the law.

Based on the draft law and on amounts distributed currently, the impact of the additional tax to the corporate income tax is expected to be, for the Group, about €40 million for each interim dividend. This additional tax is not expected to be tax deductible for corporate income tax purpose.

In addition, the draft corrective finance law for 2012 also provides to set up a 4% exceptional tax on the value of oil inventory. This tax is expected to be due by any person, except the French State, that owns volumes of certain types of petroleum products located in the territory of metropolitan France. This exceptional tax is expected to be due on October 1, 2012.

Based on the draft law, the amount of the exceptional tax on the value of oil inventory paid by the Group is expected to be about €150 million.